Exhibit 99(A)

                                                 Katharine Marshall
                                                 Manager -
                                                 Communications


IMMEDIATE RELEASE                                (610) 208-3034


         CARPENTER ELECTS NEW DIRECTOR FROM ROHM AND HAAS

     Reading, PA (January 22, 1997) -- Carpenter Technology Corporation (NYSE:CRS) has elected Dr. J. Michael Fitzpatrick, Vice President, Chief Technology Officer and Head of Operations, Rohm and Haas Company, to its Board of Directors.

     The election brings the size of Carpenter's Board to 14.

     Fitzpatrick, 50, joined the Philadelphia-based Rohm and Haas (NYSE:ROH) in 1975 as a scientist in the research division. A career-long employee there, he has held various sales, marketing and general management positions, supporting Rohm and Haas specialty chemicals and plastics businesses in Latin America and Europe.

     Fitzpatrick was named a Corporate Vice President and Director of the Research Division in 1993. He was named Chief Technology Officer in 1995, and, last year, was one of six senior executives named to the Company's chairman's committee.

     Fitzpatrick holds a bachelor's degree in chemistry from the University of New Orleans, and a doctorate in organic chemistry from Rice University. He was a National Institute of Health fellow at Harvard University for two years following the completion of his doctorate. Fitzpatrick also has completed the Wharton Management Program at the University of Pennsylvania.

     Carpenter Technology is a leading specialty metals manufacturer based in Reading, Pa. The company also makes various engineered products, such as ceramic cores used in metal castings, and injection-molded parts. In fiscal year 1996 (ended June 30, 1996), the Company had sales of
$865 million.


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